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www.dechert.com

JULIEN BOURGEOIS

julien.bourgeois@dechert.com
+1 202 261 3451 Direct
+1 202 261 3151 Fax

July 1, 2010

VIA EDGAR

Division of Investment Management
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
Attn: Brion Thompson

Re: Request for Withdrawal Pursuant to Rule 477(a) under the Securities Act of 1933 (“1933 Act”) for UBS Cashfund Inc. (File Nos. 2-60655, 811-2802) (the “Registrant”)

Dear Mr. Thompson:

As previously discussed with the staff of the U.S. Securities and Exchange Commission (“Commission”), on behalf of the Registrant and pursuant to Rule 477(a) under the 1933 Act, we request the withdrawal of Post-Effective Amendment No. 52 (“PEA 52”) to the Registrant’s registration statement on Form N-1A, filed via EDGAR on May 25, 2010 (Accession No. 0001209286-10-000255). PEA 52 was filed solely in order to incorporate the new Form N-1A amendments recently adopted by the Commission in Investment Company Act Release No. 28584 (Jan. 13, 2009) (“New Form N-1A”). The Registrant was not required to file a post-effective amendment pursuant to Rule 485(a) for any reason other than to incorporate the New Form N-1A requirements.

This request is being made pursuant to the Commission staff granting permission to permit the Registrant to file, on or about July 29, 2010, a post-effective amendment to its registration statement pursuant to Rule 485(b)(1)(vii) under the 1933 Act. The Registrant filed a request to file pursuant to Rule 485(b)(1)(vii) under the 1933 Act via EDGAR correspondence on June 16, 2010 (Accession No. 0001209286-10-000291) and the Commission staff granted such permission on June 28, 2010. Accordingly, the Commission staff has asked that we file this request for withdrawal of PEA 52.

The Registrant believes that withdrawal of PEA 52 would be consistent with the public interest and the protection of investors because the Commission staff has previously reviewed the New Form N-1A disclosures of another registrant in the same fund complex and has agreed to permit the Registrant to file a post-effective amendment to its registration statement pursuant to Rule

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485(b)(1)(vii) under the 1933 Act. No securities have been issued or sold pursuant to PEA 52 and no fee is required in connection with this filing.

* * *

Please call me at (202) 261-3451 or Stephen H. Bier at (212) 698-3889 if you have any questions or comments. Thank you for your attention to this matter.

Sincerely,

/s/ Julien Bourgeois

Julien Bourgeois

Dechert LLP

cc:	Keith A. Weller
Senior Associate General Counsel, UBS Global Asset Management (Americas) Inc.

Jack W. Murphy
Dechert LLP

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